May 21, 2007
Sharon M. Blume
Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Blume:
This letter is in response to the comments you raised in your letter dated May 7, 2007 based on your review of Sovereign Bancorp’s Form 10-K for the Year Ended December 31, 2006. Below is each of your comments and Sovereign’s related responses.
Form 10-K for the Fiscal Year ended December 31, 2006
Audited Financial Statements
Note 6 — Investment Securities, page 71
1.	We note you realized a pre-tax loss on the sale of investment securities of $43.0 million during the fourth quarter of 2006 as a result of the restructuring of your investment securities portfolio. We also note you considered the unrealized losses on your debt securities to be temporary in nature at September 30, 2006. Please tell us the following:
Sovereign Response
•	the nature of the investment securities sold;

•	the length of time these securities were held in your portfolio;
Sovereign completed the sale of $1.5 billion of investment securities on December 22, 2006, which were collateralized mortgage obligations (CMOs) with contractual maturities having a combined effective yield of 4.60% and a weighted average life of 3.96 years. These CMOs were held in Sovereign’s investment portfolio for a weighted average period of approximately 2 years, and ranged from approximately 1 to 8 years.
•	when you made the decision to sell these securities; and
The decision to sell these securities was approved by the Board on December 5, 2006 as part of a corporate wide restructuring plan described below. During 2006, six new independent directors were appointed to the Sovereign Bancorp, Inc. Board of Directors (the Board). Late in the third quarter 2006, the newly constituted Board began to question Sovereign’s strategic direction.

Sharon M. Blume
Securities and Exchange Commission
May 21, 2007

On October 10, 2006, as disclosed in the Current Reports on Form 8-K dated October 10, 2006, the Company’s former Chairman and Chief Executive Officer and the Company entered into a Retirement-Resignation and Transition Agreement. Also on October 10, 2006, Mr. Joseph Campanelli was appointed as Interim Chief Executive Officer, and Mr. Michael Elherman was appointed Chairman of the Board. Upon his appointment, Mr. Campanelli began a review of Sovereign’s business strategy focusing on improving its capital position, the customer experience, communication to stakeholders and its cost structure. Management also indicated that it would be evaluating our balance sheet mix and would be de-emphasizing certain businesses.
During the month of November, senior management started considering a broad range of possibilities, including a corporate wide restructuring plan ( the “Plan”), that could be undertaken to achieve the objectives stated above. Because of the significance of the Plan, management did not have authorization to execute all or any portion of the Plan, including the sale of the investment securities, without approval from the Board. On November 28, 2006, Mr. Campanelli and Mr. McCollom, Sovereign’s Chief Financial Officer, met with a subset of directors from the Board to discuss the preliminary results of the Plan and to draft a recommendation to the Board. At this meeting it was determined that management should meet with the full Board in early December 2006 to present the Plan for consideration. Accordingly, on December 5, management met with the full Board and they approved the Plan subject to management’s finalization of the details and of the cost saving initiatives and balance sheet strategies. Upon approval, management was authorized to execute the Plan within the parameters established by the Board.
After the December 5th meeting and finalization of details of the Plan, the Company publicly announced that Mr. Campanelli and his management team had completed a review of Sovereign’s operating cost structure and its Board had approved approximately $100 million of cost reductions involving consolidation of support groups, exiting of business lines performing below expectations, contract renegotiations, and a reduction in workforce (the “Expense Reduction Initiatives”). The Company also publicly announced that management had presented a long-range plan to the Board to improve the operating performance of Sovereign, including a comprehensive review of Sovereign’s balance sheet, and that its Board had approved a balance sheet restructuring that involved de-leveraging a total of approximately $10.0 billion in wholesale assets, and $10.0 billion in wholesale funding; in addition to selling the $1.5 billion of investment securities.
•	whether the securities were in an unrealized loss position at September 30, 2006

•	If so, why you believe you had the intent and ability to hold these securities for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) their cost at that date.
At September 30, 2006, these securities were in a combined unrealized loss position of approximately $51.8 million. The unrealized losses were driven by market interest rates and not underlying credit issues associated with the issuers as they were all high grade investments. At September 30, 2006, the Company concluded that the unrealized losses related to these CMOs

Sharon M. Blume
Securities and Exchange Commission
May 21, 2007

were temporary in nature since they were not related to the underlying credit quality of the issuers, and at the time the Company had the intent and ability to hold these investments given our liquidity position and related internal forecasts, for a time necessary to recover our cost as these investments have contractual maturities that ensure full recovery.
At November 9, 2006, the date our third quarter Form 10-Q was filed, our new CEO, Mr. Campanelli, had been in his new role for less than a month, our ALCO committee had not met during the period October 1, 2006 through November 9, 2006, nor had any decisions been made regarding changing our intent regarding holding these and other securities to recovery or maturity.
As previously discussed, we noted that the decision to execute the Plan that was presented and approved by the Board on December 5, 2006, and the related decision to sell investment securities at a loss was made after the filing of our third quarter Form 10-Q and was not and could not have been known at or before the filing. Therefore, we believe our assertion regarding the Company’s intent and ability to hold these securities for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) their cost at September 30, 2006 was appropriate.
Note 7 — Loans, page 75
2.	We note your 2006 charge-offs included $382.5 million related to a lower of cost or market valuation adjustment upon reclassification of certain home equity loans from held-for-investment to held-for-sale in the fourth quarter. We also note your 2006 provision for loan loss included $296.0 million related to additional provision for credit losses due to the determination that this reduction in fair value was associated with credit factors and not interest rates. Please tell us the following:
Sovereign Response
•	whether the reclassified loans were acquired as part of your acquisition of Independence or held prior to the acquisition;

•	if the loans were acquired as part of your acquisition of Independence, how you considered the guidance of SOP 03-3;

•	the length of time these loans have been held in your portfolio;

•	the specific factors considered in determining which home equity loans to reclassify to held-for-sale versus retain in your portfolio;

Sharon M. Blume
Securities and Exchange Commission
May 21, 2007

The home equity loans that were reclassified from held for investment to held for sale in the fourth quarter of 2006, were not acquired as part of the Independence acquisition but were held prior to the acquisition. This home equity portfolio consisted of prime and non-prime loans that were originated from independent broker channels throughout the United States since 1999 (the “correspondent home equity loan portfolio”). These loans were purchased by Sovereign from the independent brokers, typically at a premium to par, immediately after origination. Therefore, SOP 03-3, which applies to the evaluation of changes in credit quality between origination and purchase date, is not applicable to these loans. Sovereign stopped originating non-prime loans through these channels in late 2005. This was a national loan portfolio which consisted of prime and non-prime loans outside of Sovereign’s core franchise in the Northeast.
In December 2006, as part of the Plan discussed above, management recommended and the Board approved the decision to sell all of its correspondent home equity loan portfolio. These customers did not provide other revenue opportunities to Sovereign. Because these customers were outside of Sovereign’s geographic footprint, there was little opportunity to cross sell these customers other products and services through our retail branch network and, accordingly, the Board concluded that the entire correspondent home equity portfolio should be sold.
•	a detailed explanation of the specific changes in credit quality factors that occurred in the fourth quarter of 2006 as compared to prior quarters and / or periods;

•	how you determined it was appropriate to record the large provision in the fourth quarter of 2006 versus prior quarters and / or periods; and
Upon making the decision and obtaining approval from the Board to sell the correspondent home equity portfolio in December 2006, we transferred the portfolio to loans held for sale and recorded an adjustment that reflected the lower of aggregate cost or market value. The lower of cost or market adjustment was based on fair value estimates from preliminary pricing received from a number of prospective purchasers for the correspondent home equity portfolio, and reflected the difference between our book basis in the portfolio, inclusive of approximately $121 million of remaining unamortized purchase premium and the pricing received. Therefore, the charge that we recorded as additional provision in the fourth quarter was the result of moving the portfolio to held for sale compared to held for investment.
At the time the Company made its decision to sell the portfolio, there was significant negative activity in the non-prime mortgage and home equity market. This resulted in significant uncertainty regarding this type of product, which had a significant negative impact on the pricing for this portfolio. A number of public companies with operations in the nonprime market announced in early 2007 that the value of their non-prime portfolios had been negatively and significantly impacted by recent market conditions.
We closely analyzed the nature of the preliminary pricing received to attempt to isolate the credit versus interest rate components of the pricing and determined that the mark was exclusively related to overall credit concerns for this type of product because there was no objective, verifiable evidence to the contrary. We also evaluated what impact, if any, this significant credit adjustment had on our historical allowance for loan loss, and satisfied ourselves that the

Sharon M. Blume
Securities and Exchange Commission
May 21, 2007

adjustment should all be recorded in the fourth quarter of 2006. Our conclusion was based on the following:
Difference in Accounting Models: The pricing provided by third parties that gave rise to the lower of cost or market adjustment was based on losses anticipated over the life of the loan portfolio, and not just losses that were inherent in the portfolio at the date of the transfer of the portfolio to loans held for sale. At the date of transfer, the remaining average contractual term of the loans was 260 months or approximately 22 years. In contrast, as disclosed in footnote 1 of our Form 10-K, our policy for establishing our allowance for loan losses is based on losses inherent in the portfolio at the balance sheet date of the financial statements.
Significant Change in Market: As discussed above, in December 2006 there was significant negative activity in the market related to this type of portfolio, which directly impacted the market value adjustment made on these loans.
Finally, in determining the accounting for the market value adjustment, we considered the following guidance published by the Office of the Comptroller of Currency Bank Accounting Advisory Guide:
Facts:
A bank purchased a loan at a premium, but its fair value has declined because of credit quality concerns. The bank has decided to sell the loan, and its fair value is less than the recorded investment.
Question 8:
How should the bank treat the unamortized premium on the loan at the time of the transfer to HFS?
Staff Response:
In accordance with SFAS 91, the premium is part of the recorded investment in the loan. The bank should compare the loan’s recorded investment with its fair value to determine the amount of the write-off. This difference is then recorded as a credit loss, and the loan is written down by that amount, resulting in a new cost basis at the time of the transfer to HFS.
Question 10:
What factors should be considered in determining whether the decline in the fair value of a loan that a bank has decided to sell was caused by reasons other than credit concerns?

Sharon M. Blume
Securities and Exchange Commission
May 21, 2007

Staff Response:
The HFS guidance presumes that declines in the fair value of loans are attributable to declines in credit quality. Any exceptions to this presumption should be adequately supported by objective, verifiable evidence and properly documented. This evidence should show that the fair value decline resulted only from changes in interest or foreign exchange rates. Appropriate documentation showing that the decline in fair value was related solely to these market factors would be necessary, even if the loans were sold very shortly after they were originated or purchased.
•	how you determined whether the remaining portion of your home equity loan portfolio held-for-investment experienced the same credit quality deterioration that those reclassified to held-for-sale experienced.
We did evaluate our remaining home equity portfolio held for investment in light of the decline in fair value of the correspondent home equity portfolio that was held for sale. Our remaining home equity loan portfolio consists of prime loans that are originated through our branch network with customers in which we have an expanded relationship. These loans are much higher quality loans than the correspondent home equity portfolios with higher average FICO scores and lower average loan to value ratios. Our home equity portfolio held for investment has performed very well and has had minimal historical credit losses ($1.5 million in 2006). We did not, nor do we currently plan on selling any of these loans.
3.	We note your allowance for loan losses increased approximately $97.8 million and $28.8 million during 2006 and 2005, respectively due to the addition of loans acquired through acquisitions. Please tell us the composition of the loan portfolios acquired and how you applied the guidance of SOP 03-3. In preparing your response, at a minimum consider and address the following:
•	the amount and nature of any non-accrual loans and accruing loans past due 90 days or more that were acquired from acquisitions;

•	the amounts of loans, by category, that you deemed within the scope of the SOP;

•	how you determined which loans were within the scope of the SOP; and

•	the measure, including quantification of dollar or percentage thresholds, you used to evaluate the significance of differences between the expected and contractual cash flows.
Sovereign Response
We consider loans within the scope of SOP 03-3 when there is evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable. This definition is consistent with the definition of impairment loans in Statements of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of A Loan - an Amendment of FASB Statements No. 5 and 15 (SFAS 114).

Sharon M. Blume
Securities and Exchange Commission
May 21, 2007

Upon acquisition of Independence in 2006 and Waypoint in 2005, we evaluated the entirety of the loan portfolio acquired for loans that may be subject to SOP 03-3. Specifically, we confirmed that the evaluation performed by the predecessor companies regarding the ability to collect all contractually required payments on loans outstanding, and therefore the classification as a non-accrual loan, was appropriate. We satisfied ourselves that only those acquired loans identified as “non-accrual” or otherwise within the definition of an impaired loan as defined by SFAS 114 should be considered within the scope of SOP 03-3.
2006 Acquisition — Independence Community Bank Corp.
Sovereign closed on its acquisition of Independence Community Bank Corp. (Independence) on June 1, 2006. The Company acquired approximately $13.2 billion in loans, less an allowance for loan losses of $97.8 million. The stratification of the loan portfolio is as follows (in millions):

			90 Days or
		Acquired	more Past
	Overall Loan	Non-accrual	Due Still
	Balance	Loans	Accruing

Commercial	$10,885	$32.5	$3.1
Consumer	517	0.1	0.0
Residential	1,829	6.3	0.0

Total	$13,231	$38.9	$3.1
For the acquired commercial loan portfolio of $10.9 billion, which includes the multifamily portfolio, the Company performed a review of “Doubtful” and “Substandard” rated loans and any loan identified as impaired under SFAS 114. Sovereign concluded that these loans would be loans with evidence of credit deterioration that should be evaluated to determine if there is any difference between contractual cash flows and expected cash flows. At the acquisition date, only $51.1 million of commercial loans were rated collectively as “Doubtful” or “Substandard” or 0.47% of the commercial loan portfolio. Based on our review of these loans considering their characteristics such as delinquency status and underlying collateral, it was concluded that, the non-accretable difference was $1.9 million. In making our assessment, we also considered the fact that the majority of this portfolio consisted of multi-family and commercial real estate loans of which Independence had experienced strong asset quality experience with less than $0.4 million in net charge-offs for 2005, and zero in net charge offs for 2006.
Substantially all of the consumer loans acquired from Independence of $2.3 billion consist of residential loans and home equity lines of credit. The Company evaluated any loan more than 90 days past due under SOP 03-3 for the consumer portfolio. At the acquisition date, there was only $5.7 million of consumer loans that were 90 days or more delinquent. At the acquisition date only $127 thousand of these retail loans were rated collectively as “Doubtful” or “Loss.” It should be noted that for 2005, Independence had zero net charge-offs on this portfolio, and only $61 thousand for 2006.

Sharon M. Blume
Securities and Exchange Commission
May 21, 2007

After completing the evaluation of the application of SOP 03-3 to the Independence portfolios, we did not record the $1.9 million non-accretable difference due to the immateriality to the financial statements taken as a whole.
2005 Acquisition — Waypoint Financial Corp.
On January 21, 2005, Sovereign completed the acquisition of Waypoint Financial Corp. (Waypoint). The Company acquired approximately $2.6 billion in loans, comprised of $1.3 billion of commercial loans and $1.3 billion of consumer loans, less an allowance for loan losses of $26.5 million. We used the same approach as described above when evaluating SOP 03-3 in connection with the Waypoint acquisition.
For the acquired commercial loan portfolio of $1.3 billion, the Company performed a review of “Doubtful” and “Substandard” rated loans and any loan identified as impaired under SFAS 114. Sovereign concluded that these loans would be loans with evidence of credit deterioration that should be evaluated to determine if there is any difference between contractual cash flows and expected cash flows. At the acquisition date, only $37.7 million of commercial loans were rated collectively as “Doubtful” or “Substandard”. Based on our review of these loans considering their characteristics such as delinquency status and underlying collateral, it was concluded that only $2.3 million of these balances were doubtful as to collection.
For the consumer loans acquired from Waypoint of $1.3 billion, the Company evaluated any loan more than 90 days past due under SOP 03-3 for the consumer portfolio. At the acquisition date, there was only $5.6 million of consumer loans that were 90 days or more delinquent. Sovereign estimated that the loss associated with these loans was $1.2 million.
The Company reviewed the overall loan balance not considered criticized to confirm there were no other loans that should be considered within the scope of SOP 03-3.
After completing the evaluation of the application of SOP 03-3, we did not record the $3.5 million non-accretable difference due to the immateriality to the financial statements taken as a whole.
We documented the results of our SOP 03-3 evaluation contemporaneous with the Waypoint and ICB acquisitions.

Sharon M. Blume
Securities and Exchange Commission
May 21, 2007

In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United Stares
Sincerely
Mark R. McCollom
Chief Financial Officer